FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2009

Commission File Number 001-32412

CENTRAL SUN MINING INC.
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXHIBIT  NO.          DESCRIPTION

99.1                            Material Change Report Dated March 9, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL SUN MINING INC.

Date: March 23, 2009	By: /s/ Denis C. Arsenault Denis C. Arsenault, Chief Financial Officer

EXHIBIT 99.1

CENTRAL SUN MINING INC.

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

1.	Name and Address of Company

Central Sun Mining Inc.

6 Adelaide Street East, Suite 500

Toronto, Ontario

M5C 1H6

2.	Date of Material Change

March 4, 2009

3.	News Release

A news release was issued by the Company on March 4, 2009 and subsequently filed on SEDAR.

4.	Summary of Material Change

Central Sun Mining Inc. (“Central Sun” or the “Company”) announced updated mineral reserve and mineral resource estimates for its Limon Mine, Orosi Mine and Mestiza-La India projects in Nicaragua. These updated estimates include the results of the successful 2008 exploration program which discovered new zones at Limon (Santa Pancha South) and Orosi (San Juan).

5.	Full Description of Material Change

Central Sun announced updated mineral reserve and mineral resource estimates for its Limon Mine, Orosi Mine and Mestiza-La India projects in Nicaragua. These updated estimates include the results of the successful 2008 exploration program which discovered new zones at Limon (Santa Pancha South) and Orosi (San Juan). The recently returned Cerra Quema property in Panama and the Bellavista Mine are currently being evaluated and are not included in this current estimate.

Total proven and probable mineral reserves at Limon Mine are estimated at 1,158,000 tonnes at 4.68 g Au/t containing 174,100 ounces of gold. This reduction of 43,100 ounces from the December 31, 2007 estimate of 1,381,000 tonnes at 4.89 g Au/t containing 217,200 ounces is due principally to losses from mining and reclassification of certain blocks in the Talavera mine as the mining activities shift to the Santa Pancha area. Total measured and indicated mineral resources excluding reserves are estimated at 563,400 tonnes at 5.68 g Au/t containing 102,900 ounces of gold as compared to 384,000 tonnes at 4.99 g Au/t containing 61,600 ounces of gold in December 31, 2007. This increase reflects reclassification of some reserve blocks in the Talavera mine not currently accessible to measured and indicated resources as well as some additions from exploration in the Santa Pancha Mine. As a result of the successful 2008 exploration that discovered the new Santa Pancha South zone, inferred mineral resources in the Limon Mine are now estimated at 2,441,000 tonnes at 5.34 g Au/t containing 419,300 ounces a significant increase of 173,300 ounces from the December 31, 2007 estimate of 1,291,000 tonnes grading 5.91 g Au/t containing 246,000 ounces gold. The bulk of this increase is in the new Santa Pancha South zone which is estimated to contain 1,033,000 tonnes grading 4.99 g Au/t containing 165,600 ounces of gold.

Total proven and probable mineral reserves at the Orosi Mine mainly in the Mojon-Crimea zone are unchanged from the January 31, 2008 estimate by Scott Wilson Roscoe Postle Associates (“Scott Wilson RPA”) of 11,017,000 tonnes at 1.44 g Au/t containing 509,500 ounces of gold as previously reported (see press release May 8, 2008). Similarly, measured and indicated mineral resources excluding reserves as estimated by Scott Wilson RPA are unchanged at 4,126,000 tonnes at 1.51 g Au/t containing 200,400 ounces of gold. The NI 43-101 report by Scott Wilson RPA is available on SEDAR. Inferred mineral resources in the new San Juan zone located 5 kilometres south of the plant are estimated to be 2,221,000 tonnes at 1.98 g Au/t containing 141,400 ounces of gold. This includes a higher grade portion mainly in the northeast end of the zone containing 395,000 tonnes at 4.79 g Au/t containing 61,000 ounces of gold. The structure, which has been drilled over a strike length of one kilometre, is open along strike in both directions and at depth. In addition, excellent drill results including 13.04 g Au/t (12.31 g Au/t with highs cut to 25 g Au/t) over a true width of 5.0 metres at a vertical depth of only 30 metres and 2.61 g Au/t over a true width of 4.5 metres at a vertical depth of about 20 metres were obtained at the Los Angeles target which is a possible satellite target adjacent to San Juan. Overall inferred resources of 224,000 ounces of gold for Orosi include an additional 3,370,000 tonnes at 0.76 g Au/t containing 82,600 ounces of gold in spent ore as estimated by Scott Wilson RPA.

At Mestiza-La India, no drilling was completed in 2008. Geological mapping indicates that it is likely that a complete epithermal system is exposed from the lower intrusive at La India 10 kilometres to the southeast to high level quartz veins at Mestiza. Vertically, the system appears to extend from about 500 metres to perhaps as much as 900 metres. Historic production from 1938 to 1955 at La India was 576,000 ounces of gold recovered from 1.7 million tons grading 0.39 ounces per tonne (13.4 g Au/t) The Tatiana vein on the Mestiza property contains an inferred mineral resource of 558,000 tonnes at 8.80 g Au/t containing 158,600 ounces of gold as previously reported.

Qualified Persons

The mineral reserve and mineral resources estimates for the Limon mine, excluding the Santa Pancha South zone, were prepared using conventional polygonal methods by CSM mine personnel under the supervision of Dr. William (Bill) Pearson, P.Geo. and Mr. Graham Speirs, P.Eng., both of whom are qualified persons as defined under National Instrument 43-101. The mineral resource estimate for the Santa Pancha South zone was prepared using a block model and ordinary kriging by CSM exploration personnel in Managua and Mr. Farshid Ghazanfari, an experienced GEMCOM resource specialist based in Toronto under the supervision of Dr. Pearson. An updated NI 43-101 technical report outlining the updated estimates for Limon and Orosi will be filed on SEDAR within 10 days of this release.

The mineral reserve and mineral resources estimates for the Orosi mine, excluding the San Juan zone, were prepared using block models by Scott Wilson RPA as outlined in their NI 43-101 technical report dated June 26, 2008 filed on Sedar. The mineral resource estimate for the San Juan zone was prepared using a block model and ordinary kriging by CSM exploration personnel in Managua and Mr. Farshid Ghazanfari, an experienced GEMCOM resource specialist based in Toronto under the supervision of Dr. Pearson. An updated NI 43-101 technical report outlining the updated estimates for Orosi has been filed on SEDAR.

Sampling, Assaying And Quality Control

The core (NQ - 47.6 mm diameter) for the 2008 drilling program for both Limon and Orosi was logged, photographed and then sawn lengthwise in half with one-half sent to the laboratory for analysis and the other half retained and stored on site. All core samples were prepared and assayed at the Company’s Limon Mine laboratories. This laboratory has a dedicated preparation circuit for exploration samples so that they are prepared and analyzed separately from run-of-mine samples.

The Limon Mine laboratory uses normal industry procedures for sample preparation and fire assaying. The entire half-core samples are crushed to pass 10-mesh-size sieve, a 1/4 split is then pulverized to have greater than 90% passing the 200-mesh-sized sieve to produce a 100 gram homogenized sub-sample. A one-assay ton aliquot (a 29.2 gram sub-sample) of this homogenize sample is used for fire assaying with an atomic absorption (AA) or gravimetric finish to determine gold concentration. Internal quality control includes the use of blanks, duplicates and standards in every batch of samples. The Company also conducts internal check assaying. Regular external check assays are performed at a certified Canadian commercial laboratory and certified external reference standards are inserted into each batch.

Cautionary Note Regarding Forward-Looking Information: This report contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on various assumptions and on the best estimates of CSM as of the date hereof, and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of CSM to be materially different from those expressed or implied by such forward-looking information, including but not limited to: transaction risks; risks relating to the completion of the transaction with B2Gold and the integration of the two companies following combination; general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; delay or failure to receive board or regulatory approvals; timing and availability of external financing on acceptable terms; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of mineral prices; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and, delays in obtaining governmental approvals or required financing or in the completion of activities, and as well as those risks identified under “Risk Factors” disclosure sections in the documents filed under the profile of CSM on SEDAR from time to time. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Peter Tagliamonte, President and CEO, (416) 860-0919 x228

9.	Date of Report

March 9, 2009

Table 1: Central Sun Mining Inc. Mineral Reserves and Resources as at December 31,2008

Mineral Reserves
Zone	Tonnes	Gold Grade g/t	Contained Gold Ounces
LIMON[2]
Proven	68,600	5.38	11,900
Probable	1,089,400	4.63	162,300
Total	1,158,000	4.68	174,100

OROSI[4]
Probable	11,017,000	1.44	509,500
Total	11,017,000	1.44	509,500

Total Proven and Probable Mineral Reserves	12,175,000	1.75	683,600

Measured and Indicated Mineral Resources (excludes Mineral Reserves)
Zone	Tonnes	Gold Grade g/t	Contained Gold Ounces
LIMON
Measured	237,900	7.25	55,400
Indicated	325,500	4.54	47,500
Total	563,400	5.68	102,900

OROSI[4]
Indicated	4,126,000	1.51	200,400
Total	4,126,000	1.51	200,400

Total Measured and Indicated Mineral Resources	4,689,400	2.01	300,300

Inferred Mineral Resources
Zone	Tonnes	Gold Grade g/t	Contained Gold Ounces

LIMON Mine[2]	1,408,000	5.61	253,700
Santa Pancha South[3]	1,033,000	4.99	165,600
Total	2,441,000	5.34	419,300

OROSI Mine[4]	3,370,000	0.76	82,600
San Juan[5]	2,221,000	1.98	141,400
Total	5,591,000	1.25	224,000

MESTIZA-LA INDIA[6]	558,000	8.80	158,600
Total	558,000	8.80	158,600

Total Inferred Mineral Resources	8,590,000	1.38	802,000

1.

The mineral reserves and resources reported herein are based on the CIM Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005 (“CIM Standards”). Mineral Resources that are not mineral reserves do not have demonstrated economic viability. Mineral resources are in addition to Mineral Reserves.

2.

Mineral Reserve and Mineral Resource estimates for the Limon mine were prepared by CSM mine personnel under the supervision of Dr. William Pearson, P.Geo. and Mr. Graham Speirs, P.Eng. both of whom are qualified persons as defined under National Instrument 43-101. Mineral reserves are estimated at a long term gold price of US$550 per ounce. Cutoff grade was 3.8 g Au/t at a minimum mining width of 3.0m. Mineral Resources are estimated at a long term gold price of US$800 per ounce. Cutoff grade is 3.0 g Au/t. High assays have been cut of 25 g Au/t based on established mine practice and statistical analysis. Specific gravity is 2.6.

3.

Mineral Resource estimate for Santa Pancha Sur, Limon was prepared by CSM exploration personnel & Mr. Farshid Ghazanfari, a GEMCOM resource specialist based in Toronto under the supervision of Dr. William N. Pearson, P.Geo. Mineral resources have been estimated at a cutoff grade of 3.0 g Au/t. High assays have been cut of 25 g Au/t before compositing following established mine practice supported by statistical analysis. Specific gravity is 2.6.

4.

The Mineral Reserve and Resource at Orosi (formerly La Libertad), excepting San Juan, was prepared as of January 31, 2008 by Scott Wilson Roscoe Postle & Associates Ltd. (Scott Wilson RPA). Mineral reserves have been estimated at an average long term gold price of US$625 per ounce. A selective mining unit of 6.25 m x 6.25 m x 6.00 m was used, withgrades diluted to full blocks of that size. Block Cut off grade for mineral reserves is 0.72 g Au/t. Mineral resources were estimated at a long term gold price of US$800 per ounce. Cutoff grade for resource blocks is 0.56 g Au/t. High assays have been cut to 25 g Au/t before compositing. Specific gravity was 2.3.

5.

The Mineral Resource estimate for San Juan, Orosi was prepared by CSM exploration personal & Mr. Farshid Ghazanfari, a GEMCOM resource specialist based in Toronto under the supervision of Dr. William N. Pearson, P.Geo. Block size is 3m by 3m by 6m. Mineral resources have been estimated at a block cutoff grade of 0.56 g Au/t based on previous work by Scott Wilson RPA. High assays have been cut to 25 g Au/t before compositing based on statistical analysis. Specific gravity is 2.3.

6.

The Inferred Mineral Resource for Mestiza was prepared by CSM exploration personnel under the supervision of Dr. William Pearson, P.Geo. a Qualified Person as defined by NI 43-101. The estimate is based on historical drilling and trench sampling and drilling in 2007 by CSM as reported in the NI 43-101 technical report dated March 31, 2008 filed on Sedar.

7.	Totals may not add up due to rounding.